Exhibit 99.1

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

ASSETS	Note	June 30, 2021	December 31, 2020
CURRENT
Cash and cash equivalents	5	8,585,570	6,835,057
Marketable securities	6	2,448,267	2,212,079
Trade accounts receivable	7	3,979,086	2,915,206
Inventories	8	4,404,865	4,009,335
Recoverable taxes	9	382,415	406,850
Derivative financial instruments	4.5	1,204,841	484,043
Advances to suppliers	10	35,821	43,162
Other assets		758,427	738,924
		21,799,292	17,644,656
Assets held for sale	1.2.2		313,338
Total current assets		21,799,292	17,957,994

NON-CURRENT
Marketable securities	6	237,345	184,778
Recoverable taxes	9	1,156,151	834,575
Deferred taxes	12	6,224,616	8,677,002
Derivative financial instruments	4.5	764,156	857,377
Advances to suppliers	10	1,249,628	1,015,115
Judicial deposits		298,049	257,789
Other assets		222,695	235,341

Biological assets	13	11,720,857	11,161,210
Investments	14	497,083	359,071
Property, plant and equipment	15	38,190,785	39,156,890
Right of use	19.1	4,571,713	4,344,078
Intangible	16	16,375,218	16,759,528
Total non-current		81,508,296	83,842,754
TOTAL ASSETS		103,307,588	101,800,748

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

LIABILITIES	Note	June 30, 2021	December 31, 2020
CURRENT
Trade accounts payable	17	2,575,168	2,361,098
Loans, financing and debentures	18.1	1,920,072	2,043,386
Lease liabilities	19.2	593,691	620,177
Derivative financial instruments	4.5	1,010,897	1,991,118
Taxes payable		233,277	170,482
Payroll and charges		444,938	492,728
Liabilities for assets acquisitions and associates	23	112,446	101,515
Dividends payable		11,185	6,232
Advance from customers		115,260	25,171
Other liabilities		361,197	360,916
Total current liabilities		7,378,131	8,172,823

NON-CURRENT
Loans, financing and debentures	18.1	66,556,926	70,856,496
Lease liabilities	19.2	4,773,303	4,571,583
Derivative financial instruments	4.5	5,060,920	6,126,282
Liabilities for assets acquisitions and associates	23	396,923	400,713
Provision for judicial liabilities	20.1	3,271,679	3,255,955
Employee benefit plans	21.2	792,387	785,045
Deferred taxes	12		570
Share-based compensation plans	22.3	212,500	195,135
Advance from customers		165,439
Other liabilities		111,888	98,768
Total non-current liabilities		81,341,965	86,290,547
TOTAL LIABILITIES		88,720,096	94,463,370

EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		13,033	10,612
Treasury shares		(218,265)	(218,265)
Other reserves		2,028,382	2,129,944
Retained earnings (accumulated deficit)		3,429,696	(3,926,015)
Controlling shareholders´		14,488,392	7,231,822
Non-controlling interest		99,100	105,556
Total equity		14,587,492	7,337,378
TOTAL LIABILITIES AND EQUITY		103,307,588	101,800,748

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Second quarter		Semester ended
	Note	April 1 to June 30, 2021	April 1 to June 30, 2020	June 30, 2021	June 30, 2020
NET SALES	27	9,844,439	7,995,673	18,733,605	14,976,466
Cost of sales	29	(4,777,655)	(4,788,694)	(9,622,689)	(9,608,693)
GROSS PROFIT		5,066,784	3,206,979	9,110,916	5,367,773

OPERATING INCOME (EXPENSES)
Selling	29	(496,934)	(547,098)	(1,078,700)	(1,062,034)
General and administrative	29	(353,004)	(335,715)	(735,558)	(650,551)
Income (loss) from associates and joint ventures	14	80,098	(3,663)	90,364	(2,952)
Other, net	29	909,543	195,671	1,426,396	212,402
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		5,206,487	2,516,174	8,813,418	3,864,638

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(932,159)	(1,033,126)	(1,923,092)	(2,119,550)
Financial income		46,263	82,419	70,490	203,173
Derivative financial instruments		3,732,823	(1,776,322)	1,238,873	(10,835,114)
Monetary and exchange variations, net		6,895,657	(2,930,209)	1,689,192	(15,349,795)
NET INCOME (LOSS) BEFORE TAXES		14,949,071	(3,141,064)	9,888,881	(24,236,648)

Income and social contribution taxes
Current	12	(91,514)	(3,469)	(155,663)	(57,829)
Deferred	12	(4,820,858)	1,092,015	(2,451,778)	8,822,898
NET INCOME (LOSS) FOR THE PERIOD		10,036,699	(2,052,518)	7,281,440	(15,471,579)

Attributable to
Controlling shareholders’		10,035,111	(2,057,101)	7,277,867	(15,479,631)
Non-controlling interest		1,588	4,583	3,573	8,052

Earnings (Loss) per share
Basic	25.1	7.43770	(1.52466)	5.39412	(11.47301)
Diluted	25.2	7.43640	(1.52466)	5.39318	(11.47301)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

3

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Second quarter		Semester ended
	April 1 to June 30, 2021	April 1 to June 30, 2020	June 30, 2021	June 30, 2020
Income (loss) for the period	10,036,699	(2,052,518)	7,281,440	(15,471,579)
Other comprehensive income (loss)
Exchange rate variation and fair value investments in equity measured at fair value through other comprehensive income	(3,158)	1,456	(217)	2,556
Tax effect of the above items	1,074	(495)	74	(869)
Items with no subsequent effect on statement of income	(2,084)	961	(143)	1.687

Exchange rate variation on conversion of financial statements of the associates abroad	(3,291)	(1,451)	(22,877)	(4,811)
Realization of the above items (1)	(746)		(746)
Items with subsequent effect on statement of income	(4,037)	(1,451)	(23,623)	(4,811)
	10,030,578	(2,053,008)	7,257,674	(15,474,703)

Attributable to
Controlling shareholders’	10,028,990	(2,057,591)	7,254,101	(15,482,755)
Non-controlling interest	1,588	4,583	3,573	8,052

(1)	Effect arising from the remeasurement of Spinnova’s investment (Note 1.2.5)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

4

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves			Retained earnings reserves
	Share capital	Share issuance costs	Stock options granted	Other	Treasury shares	Legal Reserve	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity
Balances at December 31, 2019	9,269,281	(33,735)	5,979	6,410,885	(218,265)	317,144	2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income
Net income (loss) for the period								(15,479,631)	(15,479,631)	8,052	(15,471,579)
Other comprehensive income for the period							(3,124)		(3,124)		(3,124)
Transactions with shareholders
Stock options granted			1,480						1,480		1,480
Unclaimed dividends forfeited								83	83		83
Fair value attributable to non-controlling interest										(3,394)	(3,394)
Internal changes in equity
Realization of deemed cost, net of taxes							(26,513)	26,513
Balances at June 30, 2020	9,269,281	(33,735)	7,459	6,410,885	(218,265)	317,144	2,191,704	(15,453,035)	2,491,438	119,997	2,611,435

Balances at December 31, 2020	9,269,281	(33,735)	10,612		(218,265)		2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net income for the period								7,277,867	7,277,867	3,573	7,281,440
Other comprehensive income for the period							(23,766)		(23,766)		(23,766)
Transactions with shareholders
Stock options granted			2,421						2,421		2,421
Unclaimed dividends forfeited								48	48		48
Fair value attributable to non-controlling interest										(10,029)	(10,029)
Internal changes in equity
Realization of deemed cost, net of taxes							(77,796)	77,796
Balances at June 30, 2021	9,269,281	(33,735)	13,033		(218,265)		2,028,382	3,429,696	14,488,392	99,100	14,587,492

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

5

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	June 30, 2021	June 30, 2020
OPERATING ACTIVITIES
Net income (loss) for the period	7,281,440	(15,471,579)
Adjustment to
Depreciation, depletion and amortization (Notes 26 and 29)	3,389,903	3,238,678
Depreciation of right of use (Note 19.1)	100,176	93,309
Sublease of ships	(20,735)	(11,365)
Interest expense on lease liabilities	212,540	203,488
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 29)	(521,173)	(9,343)
Income from associates and joint ventures	(90,364)	2,952
Exchange rate and monetary variations, net (Note 26)	(1,689,192)	15,349,795
Interest expenses with financing, loans and debentures, net (Note 26)	1,493,570	1,736,775
Capitalized loan costs (Note 26)	(1,049)	(7,940)
Premium expenses with early settlements (Note 26)	33,719
Accrual of interest on marketable securities	(38,607)	(74,102)
Amortization of fundraising costs (Note 26)	56,502	41,268
Derivative losses (gains), net (Note 26)	(1,238,873)	10,835,114
Fair value adjustment of biological assets (Note 13)	(564,533)	(173,733)
Deferred income tax and social contribution (Note 12.3)	2,451,778	(8,822,898)
Interest on actuarial liabilities (Note 21.2)	27,925	26,527
Provision (reversal) for judicial liabilities, net (Note 20.1)	33,525	(22,252)
Allowance for doubtful accounts, net (Note 7.3)	4,156	10,250
Provision for inventory losses, net (Note 8.1)	10,667	32,620
Provision for loss of ICMS credits, net (Note 9.1)	23,395	48,151
Tax credits (note 20.3)	(315,431)
Other	11,002	12,798
Decrease (increase) in assets
Trade accounts receivables	(1,222,390)	206,570
Inventories	(452,852)	466,475
Recoverable taxes	12,185	114,501
Other assets	119,168	161,268
Increase (decrease) in liabilities
Trade accounts payables	451,708	(352,975)
Taxes payable	132,906	24,235
Payroll and charges	(47,799)	(19,679)
Other liabilities	(83,818)	(343,868)
Cash provided by operations	9,559,449	7,295,040
Payment of interest with financing, loans and debentures (Note 18.2)	(1,479,825)	(1,682,413)
Payment of premium with early settlements (Note 26)	(33,719)
Interest received from marketable securities	38,067	126,579
Payment of income taxes	(70,729)	(62,694)
Cash provided by operating activities	8,013,243	5,676,512

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(670,588)	(559,126)
Additions to intangible (Note 16)	(18,143)	(513)
Additions to biological assets (Note 13)	(1,611,674)	(1,401,424)
Proceeds from sale of property, plant and equipment	1,261,008	61,887
Capital increase (Note 14.3)	(50,818)
Marketable securities, net	(288,215)	4,064,361
Advance for acquisition of wood from operations with development	(232,157)	6,544
Dividends received	6,453
Acquisition of non-controlling interests	(6,482)
Cash provided (used) in investing activities	(1,610,616)	2,171,729

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	9,306,614	6,700,529
Payment of derivative transactions (note 4.5.4)	(1,434,288)	(1,834,250)
Payment of loans, financing and debentures (note 18.2)	(11,732,552)	(6,224,940)
Payment of leases (note 19.2)	(475,483)	(354,289)
Payment of dividends	(2,322)
Liabilities for assets acquisitions and associates	(1,520)	(5,670)
Cash used by financing activities	(4,339,551)	(1,718,620)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(312,563)	1,094,953

Increase (reduction) in cash and cash equivalents, net	1,750,513	7,224,574
At the beginning for the period	6,835,057	3,249,127
At the end for the period	8,585,570	10,473,701
Increase (reduction) in cash and cash equivalents, net	1,750,513	7,224,574

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

6

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

1.	COMPANY´S OPERATIONS

Suzano S.A., together with its associates (“Suzano” or collectively “Company”), is a public company with its headquarters office in Brazil, at Avenida Professor Magalhães Neto, no. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and the main business office in the city of São Paulo.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3 and American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company holds 12 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis and Mucuri (Bahia, State), Maracanaú (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano, being 2 units (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned associates in Austria, the United States of America, Switzerland and Argentina and sales offices in China.

The Company's operations also include the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or enterprise, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 45.73% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was approved by Board of Directors on August 10, 2021.

7

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	June 30, 2021	December 31, 2020
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.30%	8.30%
Ensyn Corporation (1)	Biofuel research and development	United States of America	Direct	Equity	26.24%	25.30%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A.	Forest assets	Brazil	Direct	Consolidated	100.00%	100.00%
SFBC Participações Ltda.	Packaging production	Brazil	Direct	Consolidated	100.00%	100.00%
Spinnova Plc (2)	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	19.91%	23.44%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of paper and computer materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano Finland Oy (3)	Industrialization, commercialization of cellulose, microfibrillated cellulose and paper.	Finland	Direct	Consolidated	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd.	Business office	China	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	Indirect	Consolidated	100.00%	100.00%
FuturaGene AgriDev Xinjiang Company Ltd. (4)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100.00%	100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100.00%	100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
Veracel Celulose S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%
Woodspin Oy (5)	Development, production, distribution and commercialization of wood-based textile fibers, yarns and filaments, produced from cellulose and microfibrillated cellulose.	Finland	Direct/Indirect	Equity	50.00%

1)	Increase in equity interest due to the contribution made by the Company.

2)	On June 24, 2021, dilution of Company’s interest due to IPO and issuance of new shares by the associate (note 1.2.5).

3)	On April 9, 2021, acquisition of legal entity CS Holding 99 Oy and subsequent change of corporate name to Suzano Finland Oy.

4)	On March 18, 2021, company dissolution.

5)	On March 23, 2021, established of joint venture controlled with Spinnova Plc, a company located in Finland.

8

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

1.2.	Major events in the six-month period ended June 30, 2021

1.2.1.	Effects arising from COVID 19

With the advent of the pandemic of COVID-19, popularly known as the new coronavirus, Suzano has adopted and has maintained preventive and mitigating measures, in compliance with rules and policies established by national and international health authorities, in order to minimize, the harmful effects of the pandemic, referring to the safety of people, society and their businesses.

Thus, Company's initiatives are based on three pillars:

(i)	Protection for people: in order to provide security to its employees and third parties workers on site, Suzano adopted a series of measures to minimize exposure of its team and / or mitigate exposure risks.

(ii)	Protection of society: one of Suzano's three cultural drivers is: “It is only good for us, if it is good for the world”. Since the beginning of the pandemic, Suzano has adopted a series of measures to protect society, including:

•	Donation of toilet paper, napkins and disposable diapers produced by the Company for needy regions.

•	Acquisition of 159 respirators and 1,000,000 hospital masks for donation to the Federal and State Governments.

•	Participation in joint action with Positivo Tecnologia, Klabin, Flextronics and Embraer, to support the Brazilian company Magnamed, in the production of respirators to deliver to the Federal Government. Suzano's disbursement in this action was R$9,584 in 2020.

•	Construction of a field hospital in Teixeira de Freitas (BA) in conjunction with Veracel, which has already been handed over to the state government and opened in July 2020.

•	Establishment a partnership with Fatec of Capão Bonito for the production of gel alcohol.

•	Loan of forklifts to move donations received by the Red Cross.

•	Maintenance of all direct jobs.

•	Maintenance, for 90 days (until the end of June 2020) of payment of 100% of the cost of the payroll of service providers' workers who had their activities suspended due to the pandemic, aiming at the consequent preservation of jobs.

•	Creation of a support program for small suppliers, a social support program for small farmers to sell their products through the home delivery system in 38 communities supported by Suzano's Rural and Territorial Development Program (“PDRT”) in 5 states and social program with the objective of provide 125,000 masks in communities for donation in 5 states.

9

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

•	Launch a program to support its portfolio of small and medium-sized paper customers entitled “Tamo Junto” with the objective of ensuring that these companies have the financial and management capacity to resume activities.

•	Support for the State Government of Maranhão in setting up the Imperatriz Temporary Hospital, donating R$2,798.

•	Provision of 280,000 cubic meters of oxygen to the State of Amazonas.

•	Construction of a new treatment center for COVID-19 in São Paulo, in partnership with Gerdau, BTG Pactual, Península Participações and through joint efforts with Hospital Israelita Albert Einstein and the Municipal Government of São Paulo.

•	Donation of oxygen concentrators acquired in a joint action involving Suzano, Bradesco, BRF, B3, Embraer, Gerdau, Ultra Group, Itaú Unibanco, Magazine Luiza, Marfrig, Natura&Co and Unipar, which were delivered to the Ministry of Health, who will be responsible to carry out the logistics for the distribution of concentrators.

•	Donation of 65,696 cubic meters of oxygen to Imperatriz in the State of Maranhão and 1,300 cubic meters to Aracruz in the State of Espírito Santo.

The disbursements made for carrying out the social actions implemented by Suzano, totaled R$23,696 through June 30, 2021 (Note 29).

(iii)	Protection for business: to date, the Company continues with its normal operations and a crisis management committee has been implemented.

The paper and pulp sector were recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of goods essential to society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and has been advancing its inventories of finished goods product bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of their products.

The current situation resulting from the COVID-19 also implies a higher credit risk, especially for its customers in the paper business. Thus, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

As previously disclosed during the year 2020, the Company temporarily stopped production for 30 days from April 27, 2020 and May 1, 2020 on the paper production lines of the Mucuri and Rio Verde industrial units, respectively, however, the activities of the factories were resumed at normal level at the beginning of July 2020 and have been maintained until now.

10

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

Finally, it is worth noting that, as a result of the current scenario, the Company has made and maintained a vast communication effort to its main stakeholders, ensuring transparency and adequate flow of information about dynamics of the social and economic conjuncture.

1.2.2.	Conclusion of commitment to purchase and sale of rural properties and forests with conditions precedent (“Closing”)

On January 5, 2021, through a Notice to the Market, the Company informed the conclusion of the transaction with Bracell SP Celulose Ltda.(“Bracell”) and Turvinho Participações Ltda. (“Turvinho”), receiving the final purchase price of R$1,056,755 in connection with the terms of the purchase and sale of rural properties and forests, with the conditions precedent agreement signed between the parties.

From the total amount received:

i)	R$375,860 was recognized in other liabilities, since it is related to the sale of eucalyptus forests (mature) and biological assets in formation (immature), which will be recognized in other operating results upon delivery of the wood, scheduled for 2027; and

ii)	R$680,895 was recognized in other operating results, in compliance with the obligation to delivery and transfer the possession of the rural properties. The cost of properties in the amount of R$289,867, previously classified non-current assets held for sale, was realized and recognized in other operating results, generating a net income of R$391,028.

In addition, of the amount received for the sale of rural properties, R$50,415 was classified as marketable securities of long-term as escrow account, whose amount will only be released after compliance with the documentary regularization of certain rural properties as defined in the terms of the purchase and sale. Regularization costs were estimated at R$8,000 and were recognized in the other operating results.

In the six-month period ended June 30, 2021, the Company recognized sales revenue in the amount of R$801,958 because of the transfer of control of part of the assets.

1.2.3.	New facility in Cachoeiro de Itapemirim (ES)

In early 2021, the Company inaugurated a new facility located in the city of Cachoeiro de Itapemirim, in the state of Espírito Santo, which will convert tissue paper (soft and high-absorption papers) into finished products.

Mimmo and Max Pure brand toilet papers will be produced. The facility has the capacity to produce 30 thousand tons per year of toilet paper, which is equivalent to 1,000,000 rolls/day.

1.2.4.	Cerrado Project Approval

On May 12, 2021, the Company communicated through material fact, that its Board of Directors approved, subject to the conditions below, the realization of investment for construction of a new pulp production mill with a nominal capacity of 2,300,000 tons of eucalyptus pulp per year, in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project (“Cerrado Project” or “Project”).

11

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The Project shall have an industrial capital investment estimated on R$14,700,000, the disbursement of which shall be distributed between the years of 2021 and 2024. The Company estimates that the new plant will start operating in the first quarter of 2024.

The approval and the effective execution of the Cerrado Project are subject to (i) the Company's commitment to financial discipline, maintaining compliance with the parameters established in the Suzano’s Debt Management Policy; and (ii) the conclusion of the negotiation of the acquisition of the equipment and services necessary to carry out the Project, under satisfactory conditions, to be subsequently evaluated and resolved by the Board of Directors.

The Project shall be financed by the Company's cash position and cash generation from current businesses, which can be complemented by financing, provided that the conditions are attractive in terms of cost and term.

The Cerrado Project represents an important advance in the Company's long-term strategy, contributing to the expansion of its structural competitiveness, meeting the growing demand for hardwood pulp and Suzano’s evolution in sustainability - especially regarding climate and waste, providing a major carbon capture increase arising from the new forest base.

In addition, the expectation is that the new plant will have an excess capacity for generating renewable energy of approximately 180 average megawatts, being also considered in the industry as free from fossil fuels, a new milestone for Suzano in eco-efficiency that demonstrates its commitment to society and the planet.

1.2.5.	Investment remeasurement – Spinnova

On May 17, 2021, the Company increased its capital in associate Spinnova by EUR5,000 (equivalent to R$32,820 on the transaction date), changing the interest percentage from 23.44% to 27.15% and thus holding 9,808,530 shares, which generated a goodwill of R$22,553.

On June 24, 2021, the associate Spinnova concluded its IPO (“Initial Public Offering – IPO”) on the Nasdaq First North Growth Market (“NFNGM”), with the issuance of 13,140,605 shares and raising EUR100,000 (equivalent to R$587,560 on the transaction date). The Spinnova's shares are traded under the ticker SPINN and are renamed as Spinnova Plc (“Public Company Limited”) (previously called as Spinnova Oy (Oy is the equivalent of a limited company in Finland)).

The NFNGM is Nasdaq’s nordic growth market, designed for small and growing companies, according to the guidelines of the capital market as implemented in the national legislation of Denmark, Finland and Sweden and operate by an exchange within the Nasdaq Group. Companies listed on NFNGM are subject do less extensive rules than companies listed on a regulated market, such as the Helsinki Stock Exchange.

As a result of the issuance of shares, the percentage of ownership held by Suzano in relation to the investment in Spinnova decreased from 27.15% to 19.91%.

12

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The effects of Spinnova's capitalization arising from the IPO, generated the dilution of interest, and consequent gain on the remeasurement of the investment in the amount of EUR19,495 (equivalent to R$115,562 on the transaction date) excluding goodwill, arising from the difference between the investment before the IPO in the amount of EUR1,541 (equivalent to R$9,134 on the transaction date) and investment after IPO in the amount of EUR21,037 (equivalent to R$124,696 on June 30, 2021), according to the new interest percentage. The gain was recorded as a debit under investments against income from associates and joint ventures, considering that investment was already recognized by the equity method, as an associate, which remained after the effect of dilution, in view of the assessment made by the Management, in accordance with the requirements of IAS 28 - Investment in associates and joint ventures, from its significant influence on the governance and management of the associate, which has not had significant changes due to the IPO process.

As part of the transaction, the Company proportionally realized the goodwill in the amount of R$24,569, being a credit recorded in the investments against the loss from associates and joint ventures and the effect of exchange rate variation on Spinnova's investment abroad in the amount of R$746, being recorded as a debit under the heading of realization of comprehensive income, in the group of other comprehensive income, against to income from associates and joint ventures statement.

As a result of the events described above, the Company recorded a gain of R$90,992 in in the statement of income for the period.

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information, of the six-month period ended June 30, 2021, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2020 (Note 3.2.34). There were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2020.

13

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

(ii)	share-based payments and employee benefits measured at fair value;

(iii)	biological assets measured at fair value; and

(iv)	deemed cost of property, plant and equipment.

The main accounting polices applied in the preparation of these unaudited condensed consolidated interim financial information are presented in Note 3.

The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its associates on the six-month period ended June 30, 2021, as well as in accordance with consistent accounting practices and policies.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2020, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2021 and whose estimated impact was disclosed in the annual financial statements of December 31, 2020, as disclosed in the Note 3.1.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

3.1.1.	Accounting policies adopted

14

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

3.1.1.1.	Interest Rate Reform – IAS 39 / IFRS 7 and IFRS 9 - Phase 2 (Applicable on/or after January 1, 2021, early adoption permitted)

The adoption of phase 2, it is summarized as follows:

(i)	changes in contractual cash flows: practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;

(ii)	hedge accounting requirements: end of exemptions for evaluating the effectiveness of hedge accounting relationships (Phase 1), and

(iii)	disclosure: requirements about the disclosure of risks to which the Company is exposed by the reform, risk management and evolution of the IBORs transition.

The Company assessed content of this pronouncement and does not expect to have significant impacts on its debts and derivatives linked to LIBOR (note 4.4.2).

3.1.1.2.	Lease – IFRS 16 - Update of the original issued on June 16, 2020 (Applicable on/or after April 1, 2021, early adoption permitted)

On March 31, 2021, this pronouncement was changed because of the benefits granted to lessee due COVID-19 under lease agreements. The Company assessed the content of this pronouncement and did not identify any impacts, for the clauses of the current lease agreements remained unchanged.

3.1.2.	Accounting policies not yet adopted

3.1.2.1.	Business Combination IFRS 3 - Reference to the conceptual framework (Applicable on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also include in IFRS 3 the requirement that, for obligations within the scope of IAS 37, the buyer applies IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 - Levies, the buyer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition.

The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in a business combination.

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

In the six-month period ended June 30, 2021, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in Note 4 to the annual financial statements for the year ended December 31, 2020.

15

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedge policy, during the crisis caused by the pandemic of COVID-19 and even though there were impacts on the fair value of its financial instruments due to the effects on all global economies, the impacts were as expected, according to sensitivity analyses disclosed in previous reports, and measures were taken in relation to the risks associated to the financial instruments, in particular to the risks of liquidity, credit and exchange rate variation, as set forth below.

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	June 30, 2021	December 31, 2020
Assets
Amortized cost
Cash and cash equivalents	5	8,585,570	6,835,057
Trade accounts receivable	7	3,979,086	2,915,206
Other assets (1)		780,449	974,265
		13,345,105	10,724,528
Fair value through other comprehensive income
Other investments - Celluforce	14.1	26,121	26,338
		26,121	26,338
Fair value through profit or loss
Derivative financial instruments	4.5.1	1,968,997	1,341,420
Marketable securities	6	2,685,612	2,396,857
		4,654,609	3,738,277
		18,025,835	14,489,143
Liabilities
Amortized cost
Trade accounts payable	17	2,575,168	2,361,098
Loans, financing and debentures	18.1	68,476,998	72,899,882
Lease liabilities	19.2	5,366,994	5,191,760
Liabilities for assets acquisitions and associates	23	509,369	502,228
Dividends payable		11,185	6,232
Other liabilities (1)		159,079	459,684
		77,098,793	81,420,884
Fair value through profit or loss
Derivative financial instruments	4.5.1	6,071,817	8,117,400
		6,071,817	8,117,400
		83,170,610	89,538,284
		65,144,775	75,049,141

1)	Does not include items not classified as financial instruments.

16

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

4.1.3.	Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Yield used to discount	June 30, 2021	December 31, 2020
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	41,994,147	43,703,482
Estimated to present value
In foreign currency
Export credits (“Prepayment”)	LIBOR	19,097,350	20,546,778
In local currency
BNDES – TJLP	DI 1	384,510	1,399,177
BNDES – TLP	DI 1	564,989	647,235
BNDES – Fixed	DI 1	60,143	76,732
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	574,915	960,215
BNDES - Currency basket	DI 1	24,977	27,239
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	3,284,039	3,286,792
Debentures	DI 1	5,570,538	5,498,793
NCE (“Export Credit Notes”)	DI 1	1,330,402	1,322,813
NCR (“Rural Credit Notes”)	DI 1	285,282	283,702
Export credits (“Prepayment”)	DI 1	1,342,462	1,490,242
		74,513,754	79,243,200

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk management

As disclosed in note 4 to annual the financial statements as of December 31, 2020, the Company’s purpose is maintaining a strong cash and marketable securities position to meet its financial and operating obligations. The amount held as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according to Cash Management Policy.

The cash position is monitored by the Company’s senior management, by means of management reports and participation in performance meetings with determined frequency. In the six-month period ended June 30, 2021, the impacts in cash and marketable securities were as expected and the cash generated in the operation was used for the most part to debt redemption, including in advance.

The remaining contractual maturities of financial liabilities are disclosed at the date of this financial information reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

17

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

	June 30, 2021
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,575,168	2,575,168	2,575,168
Loans, financing and debentures	68,476,998	96,031,944	4,067,403	6,297,088	35,015,873	50,651,580
Lease liabilities	5,366,994	9,826,733	875,227	818,769	1,534,836	6,597,901
Liabilities for asset acquisitions and associates	509,369	569,469	115,495	134,525	228,985	90,464
Derivative financial instruments	6,071,817	8,643,168	1,052,089	933,750	5,706,969	950,360
Dividends payable	11,185	11,185	11,185
Other liabilities	473,085	473,085	361,197	111,888
	83,484,616	118,130,752	9,057,764	8,296,020	42,486,663	58,290,305

	December 31, 2020
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,361,098	2,361,098	2,361,098
Loans, financing and debentures	72,899,882	101,540,320	4,034,595	6,619,518	36,751,023	54,135,184
Lease liabilities	5,191,760	9,552,075	620,177	806,560	2,198,419	5,926,919
Liabilities for asset acquisitions and associates	502,228	573,920	116,376	112,155	253,419	91,970
Derivative financial instruments	8,117,400	10,868,858	1,999,811	1,296,199	4,133,320	3,439,528
Dividends payable	6,232	6,232	6,232
Other liabilities	459,684	459,684	360,916	98,768
	89,538,284	125,362,187	9,499,205	8,933,200	43,336,181	63,593,601

4.3.	Credit risk management

In the six-month period ended June 30, 2021, there were no significant changes in the credit risk management policies compared to those disclosed in Note 4 to the annual financial statements for the year ended of December 31, 2020, except for set forth below.

4.3.1.	Trade accounts receivable and advances to supplier

The Company has commercial and credit policies aimed at mitigating any risks arising from its customers' default, mainly through hiring of credit insurance policies, bank guarantees provided by first-tier banks and collaterals according to liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risk regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine individual credit limits to each customer according to the identified risk. Each analyze is submitted for approval according to established hierarchy and, if applicable, to approval from the Management’s meeting and the Credit Committee.

18

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

4.3.2.	Banks and financial institutions

In the six-month period ended June 30, 2021, there were no significant changes in the credit risk management policies and procedures related to bank and financial institutions compared to those disclosed in note 4 to the annual financial statements for the year ended December 31, 2020.

4.4.	Market risk management

In the six-month period ended June 30, 2021, there were no significant changes in the market risk management policies and procedures compared to those disclosed in note 4 to the annual financial statements for the year ended December 31, 2020.

4.4.1.	Exchange rate risk management

As disclosed in note 4 of the annual financial statements for the year ended December 31, 2020, the Company hires U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. Dollars, is set forth below:

	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	8,412,710	6,370,201
Trade accounts receivables	2,883,330	1,938,614
Derivative financial instruments	1,360,976	621,385
	12,657,016	8,930,200
Liabilities
Trade accounts payables	(516,152)	(492,617)
Loans and financing	(55,187,953)	(58,145,087)
Liabilities for asset acquisitions and associates	(308,766)	(313,022)
Derivative financial instruments	(5,282,153)	(6,994,363)
	(61,295,024)	(65,945,089)
Net liability exposure	(48,638,008)	(57,014,889)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.0022).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes.

19

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The following table set forth the potential impacts in absolute amounts:

	June 30, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	8,412,710	2,103,178	4,206,355
Trade accounts receivable	2,883,330	720,833	1,441,665
Trade accounts payable	(516,152)	129,038	258,076
Loans and financing	(55,187,953)	13,796,988	27,593,977
Liabilities for asset acquisitions and associates	(308,766)	77,192	154,383

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

The Company hires sales operations of U.S. Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

Due to pandemic of COVID-19 and the effects on all global economies over the past few quarters, financial markets have experienced volatility throughout the period with a strong sense of aversion to risk, with a consequent substantial devaluation of the Real against the U.S. Dollars.

For the calculation of mark-to-market (“MtM”), the PTAX of the penultimate business day of the quarter was used, in December 2020 it was R$5.1967 and in June 2021 it was R$5.0022, with an decrease of 3.74%. These market movements caused a positive impact on the mark-to-market hedge position entered by the Company.

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes, from the base scenario of June 30, 2021.

It is important to mention that the impact caused by fluctuations in the exchange rate, whether positive or negative, will also affect the hedged asset. Therefore, even though there was a negative impact on the fair value of derivative transactions in the period, this impact was partially offset by the positive effect on the Company's cash flow and, if the exchange rate remains stable, it will be offset by the appreciation of the hedge object in the coming periods. In addition, considering that hedge contracts are limited by the policy in a maximum of 75% of the total exposure in U.S. Dollars, the exchange rate devaluation will always benefit, in a net way, the Company's cash generation in the long run.

20

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The following table set forth the potential impacts assuming these scenarios:

	June 30, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)

	4.9450	6.1813	7.4175	3.7088	2.4725
Financial instruments derivatives
Derivative Non-Deliverable Forward (‘NDF’)	22,519	(99,451)	(198,903)	99,451	198,903
Derivative options	837,444	(2,825,652)	(7,098,368)	4,150,388	8,806,643
Derivative swaps	(5,305,415)	(4,101,386)	(8,202,776)	4,101,394	8,202,784

4.4.2.	Interest rate risk management

Fluctuations in interest rates may imply effects of increased or reduced costs on new loans and operations already contracted.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the extinction of LIBOR over the next few years, the Company is evaluating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties for the definition of a new rate or an equivalent rate will be provided by the calculation agent.

It is worth mentioning that the clauses related to replacement of the indexes in the Company's debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in two circumstances (i) after the communication from an official government entity with formalization of the replacement/extinguishment of the effective rate of the contract, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021, the Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M for June 30, 2023, the Company can, from this announcement, start negotiations terms of exchange of indexes for its debt contracts and related derivatives.

The Company mapped all contracts subject to IBOR reform that have yet to transition to an alternative benchmark rate and for the six-month period ended June 30, 2021 the Company has R$18,542,667 related to loan and financing contracts and R$1,235,268 related to derivative contracts and, initiated contact with the respective counterparties of each contract, to ensure that the terms and good market practices are adopted at the time of the transition of the index until June 2023, and these terms are still under negotiation between the parties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of the financial contracts linked to LIBOR.

21

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The Company believes it is reasonable to assume that the negotiation of the indexes in its contracts, will move towards to the replacement of LIBOR by SOFR, because the available information, so far, indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available, the Company does not expect to have significant impact on its debts and derivatives linked to LIBOR.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody ("SELIC") and the London Interbank Offered Rate (“LIBOR”) which may impact the results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	June 30, 2021
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	17,302	180	359
Marketable securities	2,681,431	27,820	55,640
Loans and financing	(9,363,931)	97,151	194,302

TJLP
Loans and financing	(397,245)	4,578	9,156

LIBOR
Loans and financing	(17,943,585)	6,538	13,076

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

22

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The following table set forth the potential impacts assuming these scenarios:

	June 30, 2021
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative Non-Deliverable Forward (‘NDF’)	22,519	(2,045)	(4,050)	2,087	4,218
Derivative options	837,444	(117,913)	(230,101)	123,873	253,831
Derivative swaps	(5,305,415)	(27,707)	(54,491)	28,618	58,092

LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(5,305,415)	72,227	144,448	(72,221)	(144,448)

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on December 31, 2020. The probable scenario was extrapolated considering an appreciation/depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

The following table set forth the potential impacts in absolute amounts:

	June 30, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
	2.5282%	3.1603%	3.7923%
Embedded derivative in forestry partnership and standing wood supply agreements	254,848	165,629	340,080

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the hardwood pulp price and analyses future trends, adjusting the forecast that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company's operations. Hardwood pulp price protection operations available on the market have low liquidity and low volume and large distortion in price formation. No relevant changes were observed in relation to pulp prices and future markets related to this index due to the crisis caused by the pandemic of COVID-19.

23

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market and indirectly in the costs of other supplies. In this case, the Company evaluates the contracting of derivative financial instruments to mitigate the risk of price variation in its result.

On June 30, 2021, the Company did not a hire position to hedge its logistics costs (US$37,757 as of December 31, 2020).

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

Details of derivative financial instruments and their respective calculation methodologies are disclosed in note 4 to the annual financial statements for the year ended December 31, 2020.

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Instruments hired with protection strategy
Operational Hedge
ZCC	3,777,250	3,212,250	837,500	(780,457)
NDF (R$ x US$)	80,000	80,000	22,519	7,948

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$)	3,600,000	3,683,333	(706,256)	(1,059,192)
Swap IPCA to CDI (notional in Brazilian Reais)	843,845	843,845	269,764	285,533
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(85,924)	(114,834)
Swap CDI x Fixed (U.S.$)	2,267,057	2,267,057	(4,166,257)	(4,977,309)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(529,014)	(508,328)

Commodity Hedge
Swap US-CPI (U.S.$) (1)	612,650	646,068	254,848	354,900
Swap VLSFO (2)		37,757		15,759
			(4,102,820)	(6,775,980)

Current assets			1,204,841	484,043
Non-current assets			764,156	857,377
Current liabilities			(1,010,897)	(1,991,118)
Non-current liabilities			(5,060,920)	(6,126,282)
			(4,102,820)	(6,775,980)

24

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

1)	The embedded derivative refers to swap contracts for the sale of US-CPI variations within the term of the forest partnership and standing wood supply contracts.

2)	As of December 31, 2020, includes Swap Brent, whose contracts were fully settled in the subsequent period.

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(ii)	Swap IPCA x CDI: positions in conventional swaps exchanging variation of the Amplified Consumer Price Index (“IPCA”) for DI rate. The objective is to change the debt index in Reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.

(iii)	IPCA swap x Fixed US$: positions in conventional swaps exchanging variation of the IPCA for a fixed rate in US$. The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow from changes in the US interest rate.

(v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of purchase of put options and sale of call options of US$, with the same principal and maturity value, with the objective of protecting the cash flow of exports. In this strategy, an interval is established where there is no deposit or receipt of financial margin upon expiration of options. The objective is to protect the cash flow of exports against decrease Real.

(vii)	Non Deliverable Forward (“NDF”): positions sold in futures contracts of US$ with the objective of protecting the cash flow of exports against the decrease in the Brazilian Real.

(viii)	Swap Very Low Sulphur Fuel Oil (“VLSFO”) (oil): oil purchase positions, with the objective of protecting logistical costs related to ocean freight contracts, against the increase in oil prices.

(ix)	Swap US-CPI: The embedded derivative refers to sale swap contracts of variations of US-CPI within the terms of the forest partnership and standing wood supply contracts.

The variation in the fair value of derivatives for the six-month period ended June 30, 2021 compared to the fair value measured on December 31, 2020 is explained substantially by appreciation of the Brazilian Real against the U.S. Dollar. There were also less significant impacts caused by the variation in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

25

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

It is important to highlight that, the outstanding agreements for the six-month period ended June 30, 2021, are over-the-counter market, without any kind of guaranteed margin or early settlement clause forced by changes from mark to market, including possible variations caused by the pandemic of COVID-19.

4.5.2.	Fair value by maturity schedule

	June 30, 2021	December 31, 2020
2021	74,613	(1,507,075)
2022	(258,065)	(918,030)
2023	(225,705)	(433,195)
2024	(578,197)	(705,859)
2025	(1,574,105)	(1,684,124)
2026 onwards	(1,541,361)	(1,527,697)
	(4,102,820)	(6,775,980)

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Debt hedge
Assets
Swap CDI to Fixed (U.S.$)	R$	8,594,225	8,594,225	102,173	719
Swap Pre-Fixed to U.S.$	R$	1,317,226	1,317,226	88,105	136,192
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	83,408	61,120
Swap IPCA to CDI	IPCA	1,019,028	974,102	269,764	285,533
Swap IPCA to U.S.$	IPCA	545,000	520,973
				543,450	483,564
Liabilities
Swap CDI to Fixed (U.S.$)	US$	2,267,057	2,267,057	(4,268,430)	(4,978,028)
Swap Pre-Fixed to U.S.$	US$	350,000	350,000	(617,119)	(644,520)
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	(789,664)	(1,120,312)
Swap IPCA to CDI	R$	843,845	843,845
Swap IPCA to U.S.$	US$	121,003	121,003	(85,924)	(114,834)
				(5,761,137)	(6,857,694)
				(5,217,687)	(6,374,130)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	3,777,250	3,212,250	837,500	(780,457)
NDF (R$ x U.S.$)	US$	80,000	80,000	22,519	7,948
				860,019	(772,509)
Commodity hedge
Swap US-CPI (standing wood)	US$	612,650	646,068	254,848	354,900
Swap VLSFO	US$		37,757		15,759
				254,848	370,659
				(4,102,820)	(6,775,980)

26

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	June 30, 2021	December 31, 2020
Operational hedge
Zero cost collar (R$ x U.S.$)	(1,161,276)	(2,268,158)
NDF (R$ x U.S.$)	(37)	(60,815)
	(1,161,313)	(2,328,973)
Commodity hedge
Swap Bunker (oil)	53,840	(85,468)
	53,840	(85,468)
Debt hedge
Swap CDI to Fixed (U.S.$)	(184,748)	(1,888,906)
Swap IPCA to CDI (notional in Brazilian Reais)	20,148	10,601
Swap IPCA to Fixed (U.S.$)		10,054
Swap Pre-Fixed to U.S.$	49,562	59,351
Swap LIBOR to Fixed (U.S.$)	(211,777)	(242,299)
	(326,815)	(2,051,199)
	(1,434,288)	(4,465,640)

4.6.	Fair value hierarchy

For the six-month period ended June 30, 2021, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3 during the periods disclosed.

	June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,968,997		1,968,997
Marketable securities	539,382	2,146,230		2,685,612
	539,382	4,115,227		4,654,609

Fair value through other comprehensive income
Other investments - CelluForce			26,121	26,121
			26,121	26,121

Biological assets			11,720,857	11,720,857
			11,720,857	11,720,857
	539,382	4,115,227	11,746,978	16,401,587

Liabilities
Fair value through profit or loss
Derivative financial instruments		6,071,817		6,071,817
		6,071,817		6,071,817
		6,071,817		6,071,817

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,341,420		1,341,420
Marketable securities	444,712	1,952,145		2,396,857
	444,712	3,293,565		3,738,277

Fair value through other comprehensive income
Other investments - CelluForce			26,338	26,338
			26,338	26,338

Biological assets			11,161,210	11,161,210
			11,161,210	11,161,210
	444,712	3,293,565	11,187,548	14,925,825

Liabilities
Fair value through profit or loss
Derivative financial instruments		8,117,400		8,117,400
		8,117,400		8,117,400
		8,117,400		8,117,400

27

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

4.7.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	June 30, 2021	December 31, 2020
Cash and banks	0.33	6,887,862	6,212,318

Cash equivalents
Local currency
Fixed-term deposits (1)	76.56 of CDI	17,302	115,032

Foreign currency
Fixed-term deposits (1)	0.58	1,680,406	507,707
		8,585,570	6,835,057

1)	Refers to Time Deposit and Sweep Account applications, maturing up to 90 days. Time Deposit is a remunerated bank deposit with a specific maturity period. Sweep Account is an interest-bearing account. At the end of the day, the balance remaining in the account is automatically applied and automatically made available the next business day in the morning.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	June 30, 2021	December 31, 2020
In local currency
Private funds	106.23 of CDI	16,559	175,317
Public titles measured at fair value through profit or loss	106.23 of CDI	539,382	444,712
Private Securities (CDBs/Compromised)	102.74 of CDI	1,888,145	1,585,605
Private Securities (CDBs) - Escrow Account (1)	102.78 of CDI	237,345	184,778
Other		4,181	6,445
		2,685,612	2,396,857

Current		2,448,267	2,212,079
Non-Current		237,345	184,778

1)	Includes escrow account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions related to transactions with (i) CMPC Celulose Riograndense SA (“CMPC”) as a result of the Losango Project, for sale land and forests, whose agreement was signed in December 2012 and (ii) Turvinho, for the sale of rural properties (Note 1.2.2.).

28

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

7.	TRADE ACCOUNTS RECEIVABLE

7.1.      Breakdown of balances

	June 30, 2021	December 31, 2020
Domestic customers
Third parties	1,084,214	970,796
Related parties (Note 11) (1)	53,602	47,685

Foreign customers
Third parties	2,883,330	1,938,614

(-) Expected credit losses	(42,060)	(41,889)
	3,979,086	2,915,206

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel, an entity that is not consolidated by the Company.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable for the six-month period ended June 30, 2021, is R$6,049,694 (R$5,388,370 as of December 31, 2020).

7.2.	Breakdown of trade accounts receivable by maturity

	June 30, 2021	December 31, 2020
Current	3,910,996	2,603,229
Overdue
Up to 30 days	19,190	209,210
From 31 to 60 days	7,167	51,420
From 61 to 90 days	4,502	2,062
From 91 to 120 days	5,724	6,665
From 121 to 180 days	8,278	8,618
From 181 days	23,229	34,002
	3,979,086	2,915,206

29

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

7.3.	Rollforward of the expected credit losses

	June 30, 2021	December 31, 2020
Beginning balance	(41,889)	(41,996)
Addition	(4,429)	(9,350)
Reversal	273	3,328
Write-off	3,625	7,737
Exchange rate variation	360	(1,608)
Ending balance	(42,060)	(41,889)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4.	Main customers

The Company has no customer responsible for more than 10% of net sales of pulp and/or paper segment for the six-month period ended June 30, 2021 and for the year ended December 31, 2020.

8.	INVENTORIES

	June 30, 2021	December 31, 2020
Finished goods
Pulp
Domestic (Brazil)	659,142	553,229
Foreign	1,227,823	1,102,994
Paper
Domestic (Brazil)	369,397	225,058
Foreign	96,464	87,638
Work in process	95,674	81,465
Raw material	1,373,217	1,450,507
Spare parts and other	583,148	508,444
	4,404,865	4,009,335

Inventories are disclosed net of estimated losses.

8.1.	Rollforward of estimated losses

	June 30, 2021	December 31, 2020
Beginning balance	(79,885)	(106,713)
Addition (1)	(16,020)	(77,173)
Reversal	5,353	11,498
Write-off (2)	35,563	92,503
Ending balance	(54,989)	(79,885)

1)	Refers substantially to the raw material in the amount of R$11,230 (R$56,305 as of December 31, 2020).

2)	Refers mainly to the amounts of (i) finished pulp product of R$1,083 (R$32,018 as of December 31, 2020) and (ii) raw material of R$33,231 (R$49,550 as of December 31, 2020).

30

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

For the six-month period ended June 30, 2021 and for the year ended December 31, 2020, there were no inventory items pledged as collateral.

9.	RECOVERABLE TAXES

	June 30, 2021	December 31, 2020
IRPJ/CSLL – prepayments and withheld taxes	174,860	223,754
PIS/COFINS – on acquisition of property, plant and equipment (1)	89,239	126,990
PIS/COFINS – operations	296,755	287,206
PIS/COFINS – exclusion ICMS (2)	455,984	128,115
ICMS – on acquisition of property, plant and equipment (3)	110,822	112,672
ICMS – operations (4)	1,460,929	1,393,260
Reintegra program (5)	100,874	110,121
Other taxes and contributions	37,139	24,089
Provision for loss of ICMS credits (6)	(1,188,036)	(1,164,782)
	1,538,566	1,241,425

Current	382,415	406,850
Non-current	1,156,151	834,575

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)	The Company and its associates filed legal actions over the years to recognize the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992, as disclosed in Note 20.3.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the State of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Bahia, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in State of Maranhão.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in State of Maranhão and the provision for full loss of the low probability of realization of the units of States of Espírito Santo, Mato Grosso do Sul and Bahia due to the difficulty of its realization.

9.1.	Rollforward of provision for loss

	ICMS	PIS/COFINS	Total
Balance as of December 31, 2019	(1,304,329)	(21,132)	(1,325,461)
Addition	(64,107)		(64,107)
Write-off	57,254	21,132	78,386
Reversal (1)	146,400		146,400
Balance as of December 31, 2020	(1,164,782)		(1,164,782)
Addition	(33,674)		(33,674)
Write-off	141		141
Reversal (1)	10,279		10,279
Balance as of June 30, 2021	(1,188,036)		(1,188,036)

1)	Refers to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

31

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

10.	ADVANCE TO SUPPLIERS

	June 30, 2021	December 31, 2020
Forestry development program	1,249,628	1,015,115
Advance to suppliers	35,821	43,162
	1,285,449	1,058,277

Current	35,821	43,162
Non-current	1,249,628	1,015,115

In the annual financial statements for the year ended December 31, 2020, the characteristics of the advances were disclosed, which did not change during the period of 2021.

11.	RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the specific prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from associates for the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses e (iv) social services.

Liabilities: (i) loan agreements with associates;(ii) reimbursement for expenses; (iii) social services and (iv) real estate consulting.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the six-month period ended June 30, 2021, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements for the year ended December 31, 2020.

32

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

11.1.	Balances recognized in assets and liabilities and amounts transacted in the period

	Assets		Liabilities		Financial result		Operating result
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Transactions with controlling shareholders
Suzano Holding	4	3				(653)	(1,303)	(1,806)
	4	3				(653)	(1,303)	(1,806)

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – note 11.2)			(6)	(5)			(118)	(831)
Bexma Participações Ltda	1	1					20	7
Bizma Investimentos Ltda	1	1					4	7
Ensyn Technologies		2,829			1		0	0
Fundação Arimax							1	1
Ibema Companhia Brasileira de Papel (1)	56,040	56,013	(2,908)	(2,834)			(3.346)	46.588
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	1	1	(48)				(2.242)	(2.379)
IPLF Holding S.A.							8	2
Mabex Representações e Participações Ltda							0	(50)
Nemonorte Imóveis e Participações Ltda				(15)			(92)	(99)
	56,043	58,845	(2,962)	(2,854)	1		(5.765)	43.246
	56,047	58,848	(2,962)	(2,854)	1	(653)	(7.068)	41.440

Assets
Trade accounts receivable	53,602	47,685
Other assets	2,445	11,163
Liabilities
Trade accounts payable			(2,957)	(2,849)
Other liabillities			(5)	(5)
	56,047	58,848	(2,962)	(2,854)

1) Refers mainly to the sale of pulp.

33

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set for the below:

	June 30, 2021	June 30, 2020
Short-term benefits
Salary or compensation	23,665	22,866
Direct and indirect benefits	407	450
Bonus	3,274	3,250
	27,346	26,566
Long-term benefits
Share-based compensation plan	48,042	45,529
	48,042	45,529
	75,388	72,095

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company calculates income tax and social contribution taxes, current and deferred, based on the rates of 15% plus an additional 10% on taxable income in excess of R$240,000 for IRPJ and 9% for CSLL, on the net income. Balances are recognized in the Company's income on the accrual basis.

Associates located in Brazil have their taxes calculated and provisioned in accordance with current legislation and their specific tax regime, including, in some cases, presumed profit method. The associates located abroad are taxed in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in associate, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its associate located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the six-month period ended June 30, 2021. There is no provision for tax related to the profit of such associate in 2021.

34

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

12.1.	Deferred income and social contribution taxes

	June 30, 2021	December 31, 2020
Tax loss	1,136,946	1,013,008
Negative tax basis of social contribution	393,958	329,412

Assets temporary differences
Provision for judicial liabilities	249,144	233,100
Operating provisions and other losses	999,305	1,051,096
Exchange rate variation	4,959,110	6,112,906
Derivatives losses (“MtM”)	1,394,959	2,303,833
Amortization of fair value adjustment on business combination	710,737	718,645
Unrealized profit on inventories	227,369	176,847
Lease	269,452	287,066
Provision of deferred taxes on results of associates abroad		33,893
Other temporary differences (1)		158,172
	10,340,980	12,417,978

Liabilities temporary differences
Goodwill - Tax benefit on unamortized goodwill	608,182	469,875
Property, plant and equipment - deemed cost	1,366,017	1,385,642
Accelerated tax depreciation	984,373	1,025,136
Borrowing cost	98,934	110,036
Fair value of biological assets	382,020	237,879
Tax provision on results of associates abroad	53,744
Deferred taxes, net of fair value adjustment	453,533	469,419
Tax credits - gains in tax lawsuit (exclusion of ICMS from the PIS and COFINS contribution tax basis)	155,035	43,559
Other temporary differences	14,526
	4,116,364	3,741,546

Non-current assets	6,224,616	8,677,002
Non-current liabilities		570

1)	On December 29, 2020, with the final decision of Administrative Council for Economic Defense’s (“CADE”) approval, related to the purchase and sale agreement of rural property, Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code (“CTN”). As the accounting recognition only occured at the Closing of the transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation, which are only achieved by the Income Tax (“IRPJ”), other tax bases were subject to both taxes.

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is set forth below:

	June 30, 2021	December 31, 2020
Tax loss carry forward	4,547,785	4,052,013
Negative tax basis of social contribution carryforward	4,377,311	3,660,133

35

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The rollforward of net balance of deferred income tax is set for the below:

	June 30, 2021	December 31, 2020
Beginning balance	8,676,432	1,555,165
Tax loss	123,938	412,759
Negative tax basis of social contribution	64,546	183,066
(Reversal) provision for judicial liabilities	16,044	(32,471)
Operating provision (reversal) and other losses	(19,292)	136,400
Exchange rate variation	(1,153,796)	4,110,964
Derivative losses (“MtM”)	(908,874)	1,685,406
Amortization of fair value adjustment on business combination	7,978	37,917
Unrealized profit on inventories	50,522	(116,475)
Lease	(17,614)	265,022
Goodwill - Tax benefit on unamortized goodwill	(138,307)	(253,018)
Property, plant and equipment - deemed cost	19,625	120,578
Accelerated tax depreciation	40,763	88,064
Borrowing cost	11,102	(5,487)
Fair value of biological assets	(176,640)	(184,377)
Deferred taxes on the result of associates abroad	(87,637)	497,743
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (Note 20.3)	(111,476)
Other temporary differences (1)	(172,698)	175,176
Ending balance	6,224,616	8,676,432

1)	On December 29, 2020, with the final decision of CADE's approval related to the purchase and sale agreement of rural property (Note 1.2.2), Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code (“CTN”). As the accounting recognition occurred at the Closing of the Transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	June 30, 2021	June 30, 2020
Net income (loss) before taxes	9,888,881	(24,236,648)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(3,362,220)	8,240,460

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	1,162,607	746,640
Equity method	30,724	(1,004)
Thin capitalization (2)	(364,176)	(252,808)
Credit related to Reintegra Program	3,615	3,367
Tax incentives applicable to income tax (3)	3,886	3,925
Director bonus	(14,096)	(5,508)
Write-off of tax credits, donations, fines and other	(67,781)	29,997
	(2,607,441)	8,765,069
Income tax
Current	(148,847)	(57,006)
Deferred	(1,806,012)	6,486,044
	(1,954,859)	6,429,038
Social Contribution
Current	(6,816)	(823)
Deferred	(645,766)	2,336,854
	(652,582)	2,336,031
Income and social contribution benefits (expenses) on the period	(2,607,441)	8,765,069

Effective rate of income and social contribution tax expenses	26.37%	36.16%

1)	The effect of the difference in taxation of associates is substantially due to the difference between the nominal rates of Brazil and associates abroad.

2)	The brazilian thin capitalization rules establish that interest paid or credited by a brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On June 30, 2021 the Company did not meet all limits and requirements.

3)	Tax incentives applicable to ICMS, which is deducted from the calculation basis of Income Tax and Social Contribution.

36

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendence (“SUDENE”) in the Mucuri (BA), Eunápolis – Veracel (BA) and Imperatriz (MA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027, Imperatriz facility, expire in 2024 and Eunápolis – Veracel (BA), facility expire in 2025.

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2019	10,571,499
Addition	3,392,975
Depletion	(3,094,742)
Transfers	(23,471)
Gain on fair value adjustment	466,484
Disposal	(93,847)
Other write-offs	(57,688)
Balances on December 31, 2020	11,161,210
Addition	1,611,674
Depletion	(1,489,460)
Transfers	28,292
Gain on fair value adjustment	564,533
Disposal	(136,044)
Other write-offs	(19,348)
Balances on June 30, 2021	11,720,857

For the six-month period ended June 30, 2021, the Company reassessed the main assumptions used in measuring the fair value of biological assets. The fair value of forests is determined by the income method (“income approach”) using the discounted cash flow model.

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions such as Average annual growth (“IMA”), discount rate, and average gross selling price of eucalyptus, stand out as being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

37

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The assumptions used in measurement of the fair value of biological assets were:

i)	Average cycle of forest formation of 6 and 7 years;

ii)	Effective area of forest from the 3rd year of planting;

iii)	IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and ground conditions;

iv)	The estimated average standard cost per hectare includes expenses on silvicultural and forest management, applied to each year of formation of the biological cycle of forests, plus costs of land lease agreements and opportunity cost of own land;

v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and

vi)	The discount rate used in cash flows is measured based on capital structure and other economic assumptions in an independent market participant in the sale of standing wood (forests).

The following table discloses the measurement of the premises adopted:

	June 30, 2021	December 31, 2020
Planted useful area (hectare)	954,008	1,020,176
Mature assets	102,941	111,866
Immature assets	851,067	908,310
Average annual growth (IMA) – m3/hectare/year	38.55	38.43
Average gross sale price of eucalyptus – R$/m3	72.61	70.22
Discount rate - %	8.9%	8.9%

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

The fair value adjustment justified by variation of indicators mentioned above, which combined, resulted in a positive variation of R$564,533 recognized under other operating income (expense), net.

	June 30, 2021	December 31, 2020
Physical changes	268,831	156,906
Price	295,702	309,578
	564,533	466,484

The Company manages the financial risks related to agricultural activities in a preventive manner. To reducing risks from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

38

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The Company has no biological assets pledged in the six-month period ended June 30, 2020 and year ended December 31, 2020.

14.	INVESTMENTS

14.1.	Investments breakdown

	June 30, 2020	December 31, 2020
Investments in associates and joint ventures	236,618	96,373
Goodwill (1)	234,344	236,360
Other investments evaluated at fair value through other comprehensive income - Celluforce	26,121	26,338
	497,083	359,071

1)	The movement is due to the events disclosed in Note 1.2.5.

Investments are disclosed net of estimated losses.

14.2.	Investments in associates and joint ventures

	Information of joint ventures as of June 30,			Company Participation
	2021			Carrying amount		In the income of the period
	Equity	Income of the period	Participation equity (%)	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2020
Associate
Ensyn Corporation	29,398	(11,482)	26.24%	7,714	5,472	(3,013)	(13,086)
Spinnova Plc	626,299	(77,619)	19.91%	124,696	15,387	(15,454)	(2,966)
				132,410	20,859	(18,467)	(16,052)

Joint ventures Domestic (Brazil)
Ibema Companhia Brasileira de Papel	175,396	34,504	49.90%	87,523	70,305	17,218	11,651
Foreign
F&E Technologies LLC	10,029		50.00%	5,014	5,209		1,449
Woodspin			50.00%	11,671
				104,208	75,514	17,218	13,100

Other movements (1)						90,867
						90,867
				236,618	96,373	89,618	(2,952)

1)	Includes, substantially, the effect arising from the remeasurement of Spinnova’s investment (Note 1.2.5).

39

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		4.08	5.84		16.26

Cost
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967
Additions	2,274	2,825	194,086	1,289,738	14,332	1,503,255
Write-offs	(213,399)	(26,564)	(92,915)	(18,853)	(25,189)	(376,920)
Transfer and other (2)	(198,144)	459,084	562,747	(1,357,202)	137,126	(396,389)
Balance as of December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913
Additions	2,815		112,649	551,809	3,315	670,588
Write-offs	(445,513)	(639)	(50,917)		(1,499)	(498,568)
Transfer and other (2)	289,585	107,868	403,440	(599,685)	15,851	217,059
Balance as of June 30, 2021	9,759,192	9,310,363	43,649,667	835,508	1,077,262	64,631,992

Depreciation
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)
Additions		(291,862)	(2,390,583)		(110,012)	(2,792,457)
Write-offs		25,992	64,397		8,067	98,456
Balance as of December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)
Additions		(172,259)	(1,165,276)		(59,697)	(1,397,232)
Write-offs		164	41,039		318	41,521
Transfer and other (2)		(113)	481		159	527
Balance as of June 30, 2021		(3,417,994)	(22,300,328)		(722,885)	(26,441,207)

Book value
Balance as of December 31, 2020	9,912,305	5,957,348	22,007,923	883,384	395,930	39,156,890
Balance as of June 30, 2021	9,759,192	5,892,369	21,349,339	835,508	354,377	38,190,785

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	Includes transfers carried out between the items of property, plant and equipment, intangible, inventories and assets held for sale (Note 1.2.2).

For the six-month period ended June 30, 2021, the Company did not identify any trigger to perform the impairment test of property, plant and equipment.

15.1.	Items pledged as collateral

For the six-month period ended June 30, 2021, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$20,238,262 (R$20,903,151 in the same units as of December 31, 2020).

15.2.	Capitalized expenses

For the six-month period ended June 30, 2021, the Company capitalized loan costs in the amount of R$1,049 (R$7,940 as of June 30, 2020). The weighted average interest rate, adjusted by the equalization of exchange rate effects, utilized to determine the capitalized amount was 10.76% p.a. (9.21% p.a. as of June 30, 2020).

40

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	June 30, 2021	December 31, 2020
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	1,196	1,196
	8,017,579	8,017,579

1)	Refer to other intangible assets with indefinite useful life such as servitude and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 28.4.

For the six-month period ended June 30, 2021, the Company did not identify any trigger to perform the impairment test.

16.2.	Intangible assets with determined useful life

		June 30, 2021	December 31, 2020
Beginning balance		8,741,949	9,649,789
Additions		18,143	2,307
Write-offs		(125)
Amortization		(485,985)	(980,385)
Transfers and others		83,657	70,238
Ending balance		8,357,639	8,741,949
Represented by	Average rate %
Non-compete agreement	46,1 and 5	5,551	5,706
Research and development agreement	5,4	62,086	66,272
Ports concession	4,3	204,584	209,506
Lease agreements	16,9	25,622	29,373
Supplier agreements	12,9	77,775	85,182
Port service contracts	4,2	624,279	639,275
Cultivars	14,3	91,764	101,960
Development and implementation of systems	11,2	1,256	1,392
Trademarks and patents	10,0	15,106	16,627
Customer portfolio	9,1	6,978,329	7,388,820
Supplier agreements	17,6	37,276	41,250
Software	20,0	120,553	123,788
Others	5,0	113,458	32,798
		8,357,639	8,741,949

17.	TRADE ACCOUNTS PAYABLE

	June 30, 2021	December 31, 2020
In local currency
Related party (Note 11.1) (1)	2,957	2,849
Third party	2,056,059	1,865,632
In foreign currency
Third party	516,152	492,617
	2,575,168	2,361,098

1)	The balance refers, substantially, to transactions with Ibema Companhia Brasileira de Papel, entity that is not consolidated by the Company.

41

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
		Average
		annual
Type	Interest rate	interest rate - %	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
In foreign currency
BNDES	UMBNDES	4.74	8,727	2,506	16,946	24,486	25,673	26,992
Bonds	Fixed	5.44	787,364	779,046	35,845,562	37,232,554	36,632,926	38,011,600
Export credits (“export prepayment”)	LIBOR/Fixed	1.86	120,315	718,623	18,422,352	19,400,208	18,542,667	20,118,831
Others			855	2,516			855	2,516
			917,261	1,502,691	54,284,860	56,657,248	55,202,121	58,159,939
In local currency
BNDES	TJLP	6.90	70,955	276,441	323,252	1,254,222	394,207	1,530,663
BNDES	TLP	10.29	24,379	25,535	512,934	522,367	537,313	547,902
BNDES	Fixed	4.89	27,090	29,115	34,690	47,177	61,780	76,292
BNDES	SELIC	5.35	35,491	98,531	775,354	1,068,959	810,845	1,167,490
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	9.66	806,554	32,156	2,345,661	3,025,527	3,152,215	3,057,683
NCE (“Export credit note”)	CDI	7.71	19,381	15,184	1,275,687	1,275,045	1,295,068	1,290,229
NCR (“Rural producer certificate”)	CDI	9.18	3,637	2,738	273,715	273,578	277,352	276,316
Export credits (“export prepayment”)	Fixed	8.06	23,400	77,570	1,314,199	1,313,661	1,337,599	1,391,231
Debentures	CDI	8.39	10,247	7,590	5,416,574	5,415,061	5,426,821	5,422,651
Others (Working capital and Industrial Development Fund (“FDI”) and fair value adjustment on business combination)	Fixed	0.40	(18,323)	(24,165)		3,651	(18,323)	(20,514)
			1,002,811	540,695	12,272,066	14,199,248	13,274,877	14,739,943
			1,920,072	2,043,386	66,556,926	70,856,496	68,476,998	72,899,882

Interest on financing			923,461	935,010			923,461	935,010
Non-current funding			996,611	1,108,376	66,556,926	70,856,496	67,553,537	71,964,872
			1,920,072	2,043,386	66,556,926	70,856,496	68,476,998	72,899,882

42

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

18.2.	Rollforward in loans, financing and debentures

	June 30, 2021	December 31, 2020
Beginning balance	72,899,882	63,684,326
Fundraising, net issuances	9,306,614	14,761,796
Interest accrued	1,493,570	3,286,254
Premium with repurchase of bonds	33,719	391,390
Monetary and exchange rate variation, net	(2,065,925)	13,365,471
Settlement of principal	(11,732,552)	(19,092,810)
Settlement of interest	(1,479,825)	(3,244,949)
Settlement of premium with early repurchase	(33,719)	(378,381)
Amortization of fundraising costs	52,734	87,959
Others	2,500	38,826
Ending balance	68,476,998	72,899,882

43

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

18.3.	Breakdown by maturity – non current

	2022	2023	2024	2025	2026	2027 onwards	Total
In foreign currency
BNDES	6,355	10,591					16,946
Bonds			1,756,863	1,679,444	2,604,910	29,804,345	35,845,562
Export credits (“export prepayment”)	867,773	1,489,794	4,385,577	6,720,666	4,077,429	881,113	18,422,352
	874,128	1,500,385	6,142,440	8,400,110	6,682,339	30,685,458	54,284,860
In local currency
BNDES – TJLP	31,804	65,301	37,310	89,746	84,422	14,669	323,252
BNDES – TLP	9,433	18,866	18,866	17,618	21,161	426,990	512,934
BNDES – Fixed	12,083	18,611	3,996				34,690
BNDES – Selic	16,245	56,987	48,743	175,789	175,834	301,756	775,354
CRA (“Agribusiness Receivables Certificates”)	757,109	1,588,552					2,345,661
NCE (“Export credit note”)				640,800	634,887		1,275,687
NCR (“Rural producer certificate”)				137,500	136,215		273,715
Export credits (“export prepayment”)			1,314,199				1,314,199
Debentures				2,340,550	2,328,363	747,661	5,416,574
	826,674	1,748,317	1,423,114	3,402,003	3,380,882	1,491,076	12,272,066
	1,700,802	3,248,702	7,565,554	11,802,113	10,063,221	32,176,534	66,556,926

44

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

18.4.	Breakdown by currency

	June 30, 2021	December 31, 2020
Brazilian Reais	13,263,371	14,727,803
U.S. Dollar	55,187,953	58,145,087
Currency basket	25,674	26,992
	68,476,998	72,899,882

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
			June 30,	December 31,
Type	Cost	Amortization	2021	2020
Bonds	390,104	175,219	214,885	238,568
CRA and NCE	125,222	98,232	26,990	32,374
Export credits (“export prepayment”)	174,104	69,510	104,594	56,028
Debentures	24,467	9,941	14,526	16,039
BNDES (“IOF”) (1)	62,658	47,900	14,758	40,611
Others	18,147	16,861	1,286	1,422
	794,702	417,663	377,039	385,042

1)	Tax on Financial Operations

18.6.	Relevant transactions entered into the period

18.6.1.	Export Prepayment Agreements (“EPP”)

On February 10, 2021, the Company, through its associate Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), entered into a sustainability-linked export prepayment agreement in the amount of US$1.570.000 (equivalent to R$8,481,768 on the transaction date) maturing in six years, with quarterly interest rate payment of LIBOR plus 1.15%, which may be subject to positive or negative adjustments ranging from -2bps/+2bps p.a. depending on our progress in achieving certain milestones towards satisfying key performance metrics (“KPIs”) related to our industrial water withdrawals and greenhouse gas emissions, to be confirmed by an independent external verifier.

18.7.	Relevant transactions settled in the period

18.7.1.	Early settlement of financing with BNDES

On February 9, 2021, the Company early settled a financing contract with BNDES, in the principal amount of R$1,454,025, with original maturity in May 2026 and monthly interest rate indexed to SELIC + 3% p.a. and TJLP + 2%, transaction cost in the amount of R$24,097 and premium payment in the amount of R$32,933.

18.7.2.	Export Prepayment Agreements (“EPP”)

On March 8, 2021, the Company, through its associate Suzano Pulp and Paper Europe S.A., partially settled the export prepayment agreement in the principal amount of US$1,666,848 (equivalent to R$9,558,205 on the transaction date), with original maturity in December 2023 and quarterly interest payments of 1.15% p.a. plus quarterly LIBOR.

45

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE

19.1.	Right of use

The rollforward is set forth below:

	Lands and farms	Machines and equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237
Additions/updates	858,085	45,624	90,616	95,768	2,675	1,092,768
Depreciation	(265,091)	(18,078)	(43,903)	(122,904)	(313)	(450,289)
Write-offs	(74,578)	(72,332)	(1,728)			(148,638)
Balance as of December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078
Additions/updates	443,211	450	32,436	(836)	4,412	479,673
Depreciation (1)	(145,589)	(7,202)	(27,166)	(62,843)	(3,256)	(246,056)
Write-offs				(5,982)		(5,982)
Balance as of June 30, 2021	2,585,683	78,513	96,254	1,807,658	3,605	4,571,713

1)	On June 30, 2021, the amount of R$145,558 related to land was reclassified to biological assets to compose the formation cost (R$118,286 as of June 30, 2020).

For the six-month period ended June 30, 2021, the Company is not committed to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables for the six-month period ended June 30, 2021, measured at present value and discounted by the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	11.89	April/2049	2,692,888
Machines and equipment’s	11.05	April/2035	168,348
Buildings	9.70	March/2031	84,663
Ships and boats	11.39	February/2039	2,417,826
Vehicles	10.04	October/2023	3,269
			5,366,994

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms like the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

The Company have renewed the subleasing transaction of 2 (two) ships, under the same conditions as before, for another period of 10 months and the amount of US$7,500 (equivalent to R$40,253 on the transaction date), only replacing the ships, due to the need for planned operational maintenance. The transaction has been effective since February 08, 2021 and May 11, 2021, for each of the ships.

46

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The rollforward is set forth below:

Balance as of December 31, 2019	3,984,070
Additions	1,092,768
Write-offs	(148,638)
Payments	(824,245)
Accrual of financial charges (1)	486,286
Exchange rate variation	601,519
Balance as of December 31, 2020	5,191,760
Additions	479,673
Write-offs	(5,982)
Payments	(475,483)
Accrual of financial charges (1)	273,800
Exchange rate variation	(96,774)
Balance as of June 30, 2021	5,366,994

Current	593,691
Non-current	4,773,303

1)	On June 30, 2021, the amount of R$61,260 related to interest expenses on leased lands was capitalized to biological assets to compose the formation cost (R$37,040 as of June 30, 2020).

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the period

The amounts recognized are set for the below:

	June 30, 2021	June 30, 2020
Expenses relating to short-term assets	4,329	2,531
Expenses relating to low-value assets	2,950	6,428
	7,279	8,959

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising from the normal course of business, which include tax, social security, labor, civil and environment risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings, based on legal advice, which reflect the estimated probable losses.

47

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The Company’s Management believes that, based on the elements existing at the base date of these unaudited condensed consolidated interim financial information, its provision for tax, social security, civil, environment and labor risks, accounted for according to IAS 37 is enough to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Rollforward of provisions for probable losses, net of judicial deposits

	June 30, 2021
Nature of provisions	Judicial deposits	Provision	Provision, net
Taxes and social security	(134,968)	2,976,588	2,841,620
Labor	(38,558)	229,727	191,169
Civil and environment	(1,871)	240,761	238,890
	(175,397)	3,447,076	3,271,679

	December 31, 2020
Nature of provisions	Judicial deposits	Provision	Provision, net
Taxes and social security	(135,641)	2,984,230	2,848,589
Labor	(57,780)	217,180	159,400
Civil and environment	(3,495)	251,461	247,966
	(196,916)	3,452,871	3,255,955

20.1.1.	Changes in the provision according to the nature of the proceedings for probable losses

	June 30, 2021
	Tax and social security	Labor	Civil and environment	Contingent liabilities (1) (2)	Total
Beginning balance	476,070	217,180	50,368	2,709,253	3,452,871
Payments	(4,647)	(14,515)	(34,459)		(53,621)
Write-off	(127)	(31,784)	(11,334)	(8,272)	(51,517)
Additions	1,407	50,255	25,108		76,770
Monetary adjustment	3,972	8,591	10,010		22,573
Ending balance	476,675	229,727	39,693	2,700,981	3,447,076

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,499,916 and civil in the amount of R$201,065, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

	December 31, 2020
	Tax and social security	Labor	Civil and environment	Contingent liabilities (1) (2)	Total
Beginning balance	492,413	227,139	64,897	2,902,352	3,686,801
Payments	(23,162)	(43,783)	(14,618)		(81,563)
Write-off	(23,106)	(52,333)	(25,223)	(193,099)	(293,761)
Additions	20,560	64,053	17,337		101,950
Monetary adjustment	9,365	22,104	7,975		39,444
Ending balance	476,070	217,180	50,368	2,709,253	3,452,871

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,508,162 and civil in the amount of R$201,091, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

48

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

20.1.2.	Tax and social security

For the six-month period ended June 30, 2021, the Company was a defendant in 50 (fifty) (51 (fifty-one) as of December 31, 2020) administrative proceedings as well as tax lawsuits in which the disputed matters related, Income Tax (“IRPJ”), Social Contribution (“CSLL”), Social Integration Program (“PIS”), Social Security Funding Contribution (“COFINS”), Social Security Contribution, Tax on Sales and Services (“ICMS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.3.	Labor

For the six-month period ended June 30, 2021, the Company was a defendant in 1,038 (one thousand thirty-eight) (1,010 (one thousand and ten) as of December 31,2020) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.4.	Civil and environment

For the six-month period ended June 30, 2021, the Company is a defendant in approximately in 59 (fifty nine) (58 (fifty eight) as of December 31, 2020) civil and environmental lawsuits.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Provisions for possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by Management with the support from legal counsel and therefore no provision was recorded:

	June 30, 2021	December 31, 2020
Taxes and social security (1)	7,288,728	7,145,147
Labor	266,424	263,971
Civil and environment (1)	3,703,974	3,068,884
	11,259,126	10,478,002

1)	The amounts above do not include the fair value adjustment allocated to probable contingencies of R$2,602,107 (R$2,677,970 as of December 31, 2020), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination, as presented in note 20.1.1. above.

In the six-month period ended June 30, 2021, there were no significant changes in the main nature of these contingencies compared to those disclosed in Note 20 to the annual financial statements for the year ended December 31, 2020.

49

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

20.3.	Assets arising from the exclusion of VAT (ICMS) from PIS and COFINS tax basis

In the six-month period ended June 30, 2021, there were no significant changes in the main nature of these contingencies compared to those disclosed in Note 20 to the annual financial statements for the year ended December 31, 2020, except as disclosed set forth below.

In judgment held on May 13, 2021, the Federal Supreme Court (“STF”) examined the amendment of judgment filed by the Federal Government, set out the understanding regarding the exclusion of VAT (ICMS) from PIS and COFINS tax basis in the Extraordinary Appeal proceeding No. 574,706, stating that:

(i)	The effects of exclusion of VAT (ICMS) from PIS and COFINS tax basis must take place after March 15, 2017, except for lawsuits and administrative requirements filled by March 15, 2017, and

(ii)	The VAT (ICMS) to be excluded from tax basis from PIS and COFINS is what is highlighted in the invoices.

With the edition of Opinion Nº. 7698/2021, the National Treasury Attorney's Office ("PGFN"), confirming the understanding of the STF, established that:

(i)	Regarding to income earned from March 16, 2017, VAT (ICMS) value highlighted in the corresponding sales invoices must not be included on tax basis of PIS and COFINS, regardless of whether legal entity has filed a lawsuit or not; and

(ii)	Regarding to income earned up to March 15, 2017, VAT (ICMS) value highlighted in the corresponding sales invoices must not be included on tax basis of PIS and COFINS, only if the legal entity has filed a lawsuit by March 15, 2017.

Over the years, the Company and its associates have filled lawsuits to recognize their rights to exclude ICMS (VAT) from the PIS and COFINS tax basis, including periods since March 1992. The lawsuits filed by the Company and its associates are in different procedural phases, with some final decision and other pending final position by the Courts. Notwithstanding, the fact that the lawsuits are in different procedural phases, the Company believes, supported by its legal counsel, that due to the final decision by the STF on the matter, the economic benefits arising from the lawsuits are practically certain and, therefore, they are no longer contingent assets, and the credits must be recorded.

Thus, in the six month period ended June 20, 2021, the total PIS and COFINS tax credits to be recovered recognized by the Company, following exactly the terms decided by the STF regarding the exclusion of ICMS (VAT) from the PIS and COFINS tax basis, is R$455,984, of which were registered, R$128,115 in September 2019 and R$327,869 in June 2021. Recognition is based on the best estimate and tax documents currently available, and this amount may be subject to adjustments arising from obtaining tax documents for older periods and/or other adjustments, to the estimate that may arise in the final confirmation of the effective values of the credit.

50

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2020 and have not been changed during the period of 2021.

21.1.	Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by BrasilPrev, for the six-month period ended June 30, 2021 amounted R$6,706 (R$3,505 as of June 30, 2020) recognized in under cost of sales, selling and general and administrative expenses.

21.2.	Defined benefits plan

The Company offers medical assistance and life insurance in addition to the pension plans, which are measured by actuarial calculation and recognized in the unaudited condensed consolidated interim financial information.

The rollforward of actuarial liability prepared based on actuarial report, is set forth below:

Balance on December 31, 2019	736,179
Interest on actuarial liabilities	53,092
Actuarial loss	33,843
Employee contribution	(88)
Exchange rate variation	487
Benefits paid	(38,468)
Balance on December 31, 2020	785,045
Interest on actuarial liabilities	27,925
Exchange rate variation	(78)
Benefits paid	(20,505)
Balance on June 30, 2021	792,387

22.	SHARE-BASED COMPENSATION PLAN

For the six-month period ended June 30, 2021, the Company had 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

The characteristics and measurement method of such each plan were disclosed in the annual financial statements for the year ended December 31, 2020 and have not been changed during the period of 2021.

51

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

22.1.	Long term compensation plans (“PS and SAR”)

The rollforward is set forth below:

	June 30, 2021	December 31, 2020

	Number of outstanding options
Beginning balance	5,772,356	5,996,437
Granted during of the period	1,871,944	1,770,384
Exercised (1)	(1,057,087)	(1,789,413)
Exercised due to resignation (1)	(47,328)	(21,253)
Abandoned / prescribed due to resignation	(260,886)	(183,799)
Ending balance	6,278,999	5,772,356

1)	The average price for share options exercised and exercised due to termination of employment, for the six-month period ended June 30, 2021 was R$60,30 (sixty Brazilian Reais and thirty cents) (R$43.14 (forty-three Brazilian Reais and fourteen cents) as of December 31, 2020).

22.2	Common stock option plan

The position is set forth below:

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date	Shares Granted	Restricted year for transfer of shares
Program 4	01/02/2018	01/02/2019	R$39.10	130,435	01/02/2022
Program 2020	01/02/2020	01/02/2021	R$51.70	106,601	01/02/2024

22.3	Balances and result

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2020
Non-current liabilities
Provision for phantom stock plan	212,500	195,135	(77,253)	(49,143)
Equity
Stock option granted	13,033	10,612	(2,421)	(1,480)
Total general and administrative expenses from share-based transactions			(79,674)	(50,623)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND ASSOCIATES

	June 30, 2021	December 31, 2020
Lands and forests acquisition
Real estate receivables certificates (1)	39,767	37,104
	39,767	37,104
Business combination
Facepa (2)	42,093	41,721
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	427,509	423,403
	469,602	465,124
	509,369	502,228

Current	112,446	101,515
Non-current	396,923	400,713

1)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, updated by IPCA.

2)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining updated at IPCA, adjusted by possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.

3)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The monthly settlements are subject to interest and updated by the variation of the U.S. Dollar exchange rate and partially updated by the IPCA.

52

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

24.	SHAREHOLDERS’ EQUITY

24.1	Share capital

For the six-month period ended June 30, 2021, the Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The share capital is net of the public offering expenses of R$33,735. The breakdown of the share capital is set forth below:

	Ordinary
	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements	33,856,734	2.49
Alden Fundo de Investimento em Ações	26,154,744	1.92
	622,433,604	45.73
Treasury	12,042,004	0.88
Other shareholders	726,787,976	53.39
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the six-month period ended June 30, 2021, SUZB3 common shares ended the period quoted at R$59.81 (fifty-nine Brazilian Reais and eighty-one cents) (R$58.54 (fifty-eight Brazilian Reais and fifty-four cents) on December 31, 2020).

24.2	Treasury shares

For the six-month period ended June 30, 2021, the Company has 12,042,004 common shares of own issuance held in treasury, with an average cost of R$18.13 (eighteen Brazilian Reais and thirteen cents) per share, with historical value of R$218,265 and market value corresponding to R$720,232. For the six-month period ended June 30, 2021 and 2020, there was no movement of purchase or sale.

25.	EARNINGS (LOSS) PER SHARE

25.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	June 30, 2021	June 30, 2020
Resulted of the period attributable for controlling shareholders’	7,277,867	(15,479,631)
Weighted average number of shares in the period – in thousands	1,361,264	1,361,264
Weighted average treasury shares – in thousands	(12,042)	(12,042)
Weighted average number of outstanding shares – in thousands	1,349,222	1,349,222
Basic loss per common share - R$	5.39412	(11.47301)

53

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

25.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	June 30, 2021	June 30, 2020
Resulted of the period attributed to controlling shareholders’	7,277,867	(15,479,631)
Weighted average number of shares in the period (except treasury shares) – in thousands	1,349,222	1,349,222
Adjustment by stock options – in thousands	237
Weighted average number of shares (diluted) – in thousands	1,349,459	1,349,222
Diluted loss per common share - R$	5.39318	(11.47301)

On June 30, 2020, due to the loss in the period, the Company does not consider the dilution effect in the measurement.

26.	NET FINANCIAL RESULT

	June 30, 2021	June 30, 2020
Financial expenses
Interest on loans, financing and debentures (1)	(1,492,521)	(1,728,835)
Premium expenses on early settlements	(33,719)
Amortization of fundraising costs (2)	(56,502)	(41,268)
Amortization of fair value adjustment on business combination	(6,108)	(10,660)
Interest expense on lease liabilities	(273,800)	(240,528)
Other financial expenses	(60,442)	(98,259)
	(1,923,092)	(2,119,550)
Financial income
Cash and cash equivalents and marketable securities	49,328	108,427
Amortization of fair value adjustment on business combination		47,619
Other financial income	21,162	47,127
	70,490	203,173
Income from derivative financial instruments
Income	4,603,059	990,989
Expenses	(3,364,186)	(11,826,103)
	1,238,873	(10,835,114)
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	2,065,925	(16,364,585)
Lease	96,774	(742,501)
Other assets and liabilities (3)	(473,507)	1,757,291
	1,689,192	(15,349,795)
Net financial result	1,075,463	(28,101,286)

1)	Does not include R$1,049 arising from capitalized loan costs for the six-month period ended June 30, 2021 (does not include R$7,940 as of June 30, 2020).

2)	Includes an expense of R$3,767 arising from transaction costs with loans and financing that were recognized directly to the statement of income (R$2,213 as of June 30, 2020).

3)	Includes effects of exchange rate variations of trade accounts receivable, trade account payable, cash and cash equivalents, marketable securities and other.

54

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

27.	NET SALES

	June 30, 2021	June 30, 2020
Gross sales	21,899,618	17,477,563
Sales deductions
Returns and cancelations	(29,346)	(40,981)
Discounts and rebates	(2,387,828)	(1,901,193)
	19,482,444	15,535,389
Taxes on sales	(748,839)	(558,923)
Net sales	18,733,605	14,976,466

28.	SEGMENT INFORMATION

28.1	Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information disclosed under “Not Segmented” is related to statement of income and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all our property, plant and equipment, biological and intangible assets are in Brazil.

55

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

28.2	Information of operating segments

	June 30, 2021
	Pulp	Paper	Not segmented	Total
Net sales	16,038,957	2,694,648		18,733,605
Domestic market (Brazil)	1,014,148	1,886,041		2,900,189
Foreign market	15,024,809	808,607		15,833,416
Cost of sales	(7,905,782)	(1,716,907)		(9,622,689)
Gross profit	8,133,175	977,741		9,110,916
Gross margin (%)	50.71%	36.28%		48.63%

Operating income (expenses)	(240,841)	(56,657)		(297,498)
Selling	(855,781)	(222,919)		(1,078,700)
General and administrative	(532,454)	(203,104)		(735,558)
Other operating, net	1,071,126	355,270		1,426,396
Income(loss) from associates and joint ventures	76,268	14,096		90,364
Operating profit before net financial income (“EBIT”) (1)	7,892,334	921,084		8,813,418
Operating margin (%)	49.21%	34.18%		47.05%

Financial result, net			1,075,463	1,075,463

Net income (loss) before taxes	7,892,335	921,083	1,075,463	9,888,881

Income taxes			(2,607,441)	(2,607,441)

Net income (loss) for the period	7,892,335	921,083	(1,531,978)	7,281,440
Profit (loss) margin for the period (%)	49.21%	34.18%		38.87%

Attributable to
Controlling shareholders’	7,892,335	921,083	(1,535,551)	7,277,867
Non-controlling interest			3,573	3,573

Depreciation, depletion and amortization	3,179,633	283,603		3,463,236

1)	EBIT (“Earnings before interest and tax”).

	June 30, 2020
	Pulp	Paper	Not segmented	Total
Net sales	12,862,936	2,113,530		14,976,466
Domestic market (Brazil)	741,568	1,372,423		2,113,991
Foreign market	12,121,368	741,107		12,862,475
Cost of sales	(8,246,527)	(1,362,166)		(9,608,693)
Gross profit	4,616,409	751,364		5,367,773
Gross margin (%)	35.89%	35.55%		35.84%

Operating income (expenses)	(1,179,960)	(323,175)		(1,503,135)
Selling	(875,343)	(186,691)		(1,062,034)
General and administrative	(460,226)	(190,325)		(650,551)
Other operating, net	170,212	42,190		212,402
Income (loss) from associates and joint ventures	(14,603)	11,651		(2,952)
Operating profit before net financial income (“EBIT”) (1)	3,436,449	428,189		3,864,638
Operating margin (%)	26.72%	20.26%		25.80%

Financial result, net			(28,101,286)	(28,101,286)

Net income (loss) before taxes	3,436,449	428,189	(28,101,286)	(24,236,648)

Income taxes			8,765,069	8,765,069

Net income (loss) for the period	3,436,449	428,189	(19,336,217)	(15,471,579)
Profit (loss) margin for the period (%)	26.72%	20.26%		(103.31)%

Attributable to
Controlling shareholders’	3,436,449	428,189	(19,344,269)	(15,479,631)
Non-controlling interest			8,052	8,052

Depreciation, depletion and amortization	3,126,528	231,053		3,357,581

1)	EBIT (“Earnings before interest and tax”).

56

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

28.3	Net sales by product

The following table set forth the breakdown of net sales by product:

Products	June 30, 2021	June 30, 2020
Market pulp (1)	16,038,957	12,862,936
Printing and writing paper (2)	2,149,273	1,661,611
Paperboard	524,146	430,292
Other	21,229	21,627
	18,733,605	14,976,466

1)	Net sale from fluff pulp represents approximately 0.7% of total net sales and, therefore, was included in market pulp net sales.

2)	Tissue is a recently launched product and its revenues represent approximately 2.2% of total net sales and, therefore, was included in printing and writing paper net sales.

28.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	June 30, 2021	December 31, 2020
Pulp	7,897,051	7,897,051
Consumer goods	119,332	119,332
	8,016,383	8,016,383

29.	RESULTS BY NATURE

	June 30, 2021	June 30, 2020
Cost of sales (1)
Personnel expenses	(545,621)	(505,895)
Costs with raw materials, materials and services	(3,838,933)	(4,059,893)
Logistics cost	(2,030,390)	(2,025,824)
Depreciation, depletion and amortization	(2,937,939)	(2,843,700)
Operating expenses Covid-19 (6)		(15,500)
Other (2)	(269,806)	(157,881)
	(9,622,689)	(9,608,693)
Selling expenses
Personnel expenses	(106,097)	(93,913)
Services	(52,021)	(53,938)
Logistics cost	(421,838)	(410,230)
Depreciation and amortization	(470,940)	(460,597)
Other (3)	(27,804)	(43,356)
	(1,078,700)	(1,062,034)
General and Administrative expenses
Personnel expenses	(461,212)	(351,108)
Services	(140,886)	(134,501)
Depreciation and amortization	(51,773)	(43,814)
Social actions COVID-19	(23,696)	(48,024)
Operating expenses Covid-19 (6)	(3,971)	(10,729)
Other (4)	(54,020)	(62,375)
	(735,558)	(650,551)
Other operating (expenses) income net
Rents and leases	1,706	2,365
Result from sale of other products, net	18,783	24,886
Result from sale and disposal of property, plant and equipment and biological assets, net (2) (5)	521,617	9,343
Result on fair value adjustment of biological assets	564,533	173,733
Result on disposal of investments		(9,404)
Insurance reimbursement	1,783	4,129
Depreciation and amortization	(2,584)	(9,470)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (7)	315,431
Other operating income, net	5,127	16,820
	1,426,396	212,402

57

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

1)	Includes R$54,467 related to maintenance downtime costs (R$149,087 related to idle capacity and maintenance downtime as of June 30, 2020).

2)	Includes R$444 related to the formation cost of the biological asset applied directly in the statement of income (there was no formation cost applied directly in statement of income on June 30, 2020).

3)	Includes expected credit losses, insurance, materials of use and consumption, travel, accommodation, trade fairs and events.

4)	Includes corporate expenses, insurance, materials of use and consumption, social programs and donations, travel and accommodation.

5)	Includes, substantially, the net gain on the sale of rural properties and forests to Turvinho and Bracell (Note 1.2.2.).

6)	Includes, mainly, expenses in the manufacturing units for the refurbishment of cafeterias and workplaces, expansion of the frequency of conservation, cleaning, hygiene and maintenance of common areas, public transport with greater space between passengers, distribution of masks and realization rapid tests on employees working in factories. As of 2021, these expenses were incorporated into the normal course of the Company's operations

7)	Refers to the recognition of (i) R$327,869, related to the tax credit, as described in Note 20.3 and (ii) R$12,438 related to the provision for legal fees.

30.	SUBSEQUENT EVENTS

30.1	Issuance of Sustainability-linked Notes 2032 (“Notes 2032”)

On July 1, 2021, the Company, through its associate Suzano Austria GmbH ("Suzano Austria"), issued Senior Notes totaling US$1,000,000 (equivalent to R$5,005,500 on the transaction date) with yield of 3.280% p.a., with a coupon of 3.125% p.a., to be paid semi-annually, on the 15th of January and July of each year, starting on January 15, 2022, and maturing on January 15, 2032 (“Notes”).

The Notes have environmental performance indicators (“Key Performance Indicator - KPI”) associated with a goal of (i) reducing the industrial water withdrawal intensity and (ii) achieve 30% in the representative of women in leadership positions in the Company by the end of 2025, evidencing Suzano’s commitment to a more efficient usage of natural resources in its operations and with diversity&inclusion and in convergence with the implementation of its Long Term Goal published in 2020.

Under the terms of the Senior Notes 2032, from July 16, 2027 until the due date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2027, of compliance with the target of reducing industrial water abstraction to a volume less than or equal to 26.1m³ per ton produced, calculated using the average of realized values in 2025 and 2026. In parallel, from July 16, 2026 until the due date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the thereof trustee, together with a confirmation issued by the external expert at least 30 days prior to July 16, 2026, that the target of 30% or more women in leadership positions has been met by December 31, 2025. Additionally, pursuant to the Sustainability-Linked Securities Framework, the Company has committed to publish annually a Sustainability Report, together with a verification assurance report issued by the External Verifier. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the Capital Markets Association. Additional information on the scope of sustainability associated with the new securities and measurement of performance indicators can be found in the Sustainability-Linked Securities Framework document available on the Company's Investor Relations website.

58

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2021

The Notes are senior obligations and are fully guaranteed by the Company. The proceeds obtained will be used to repay existing debt, including payments with respect to (i) maturing obligations under certain export pre-payment agreements; and (ii) the optional redemption of the 5.25% Senior Notes due May 2024 issued by Fibria Overseas Finance Ltd., upon terms to be subsequently determined; and otherwise for general corporate purposes.

30.2	Total Repurchase of 2024 Notes

On July 26, 2021 the Company, through its associate Fibria Overseas Finance Ltd. (“Fibria Overseas”) exercised its right to redeem all of the outstanding aggregate principal amount of its 5.250% Notes due 2024 (“2024 Notes”) currently outstanding, in the total aggregate principal amount of US$352,793 (equivalent to R$1,829,690 on the transaction date).

Fibria Overseas redeemed the 2024 Notes, with funds obtained from the issuance of the 2032 Notes (Note 30.1), at a repurchase price equal to the greater of (a) 100.0% of the principal amount thereof, and (b) the sum of the present values of each remaining scheduled payment of principal and interest thereon discounted to the repurchase date on a semi-annual basis using a discount rate equal to the treasury rate plus 0.40%, plus in the case of item (a) only, accrued and unpaid interest on the principal amount of the 2024 Notes to the repurchase date (the “Make-Whole Amount”), plus in each case any accrued and unpaid interest and additional amounts, if any, on such securities to the repurchase date, as calculated by the Independent Investment Banker.

In the execution of the total repurchase, premium payments were made in the amounts of US$43,781 (equivalent to R$227,063 on the transaction date), to the bondholders of Notes 2024 recognized in the financial result and payment of interest of US$3,807 (equivalent to R$19,745 on the transaction date).

The 2024 Notes are no longer listed on the NYSE and the related guarantee by the guarantor was cancelled and any obligation thereunder extinguished.

30.3	Early Settlement of the Export Prepayment Agreement

On July 27, 2021 the Company, through its associate Suzano Pulp and Paper Europe S.A., concluded the early settlement of the export prepayment agreement, entered into on December 4, 2018, as part of the funding structure for payment of the cash installment related to the business combination with Fibria Celulose S.A., with the Company as guarantor of the transaction (“Prepayment Agreement”). On this date, the updated balance of the Prepayment Agreement was US$333,152 (equivalent to R$1,721,364 on the transaction date), at the cost of Libor + 1.15% p.a., with an average term of 24 months and final maturity in December 4, 2023.

59